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04003246

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Madison Avenue
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

RECEIVED FEB 27 2004 188 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph O'Neill (212) 351-6006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph O'Neill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Securities Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 17 DAY OF Feb 2004

Valerie Edwards Gouari

VALERIE EDWARDS GOUARI
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01ED6091240
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES APRIL 28, 2007

Notary Public

Joseph O'Neill
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Securities Inc.

(an affiliate of New York Life
Insurance Company)

Statement of Financial Condition
December 31, 2003

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
NYLIFE Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Securities Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2004

NYLIFE SECURITIES INC.
(an affiliate of New York Life Insurance Company)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 9,920,838
Receivable from NYLIFE Distributors Inc.	4,485,173
Receivable from affiliates	57,789
Commissions receivable	1,811,850
Federal income taxes receivable from New York Life Insurance Company	632,283
Fee income receivable	508,950
Other assets	69,042
Investments, at market value	523,864
Prepaid expenses	342,552
Fixed assets (net of accumulated depreciation of $4,302,473)	758,114
Deferred income taxes receivable from New York Life Insurance Company	3,059,650
Total assets	$ 22,170,105

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to New York Life Insurance Company	$ 4,813,275
Accrued liabilities	4,246,580
Total liabilities	9,059,855
Total stockholder's equity	13,110,250
Total liabilities and stockholder's equity	$ 22,170,105

The accompanying notes are an integral part of this financial statement.

NYLIFE SECURITIES INC.

(an affiliate of New York Life Insurance Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND BUSINESS

NYLIFE Securities Inc. (the "Company"), a wholly owned subsidiary of NYLIFE LLC (a wholly owned subsidiary of New York Life Insurance Company, ("NYLIC")), is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors Inc. ("Distributors"), a wholly owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company charges Distributors commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unrelated financial institutions, the Company receives commissions from the financial institutions for sales of open-end mutual fund products, for which the Company's registered representatives are generally paid commissions.

The Company receives commissions for acting as introducing broker for clients and uses a non-affiliated clearing broker, on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

The Company, under an agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly owned subsidiary of NYLIC, directs and supervises NYLIAC's sale of variable annuity contracts and variable life insurance policies through separate accounts maintained by NYLIAC. The Company's expenses incurred in connection with the offering of these products are billed to NYLIC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions are recorded on trade date.

Investments are valued at market value. At December 31, 2003, these investments consisted of shares in an affiliated mutual fund, the MainStay Equity Index Fund.

Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2003, such short-term investments consist of commercial paper carried at its amortized cost of $9,594,086, which approximates market value.

Fixed assets are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Assets acquired in 2000 and prior have been depreciated utilizing a half-year convention. Cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal.

Current income taxes are provided on taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

NOTE 3 - RELATED PARTIES TRANSACTIONS

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for these services based upon separately identifiable actual costs incurred where NYLIC acts as paymaster on behalf of the Company and include personnel, office space, other services, and administrative. The Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or incurred by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas.

NOTE 4 - CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

NOTE 5 - INCOME TAXES

The Company is a member of an affiliated group, which joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately.

At December 31, 2003 the Company has a net deferred tax asset of $3,059,650 attributable to the following temporary differences between the financial reporting and the tax basis of assets and liabilities:

Unrealized investment loss	$ (43,873)
Loss on disposal of assets	(5,944)
Non-deductible reserves	563,500
Depreciation	761,576
Net operating loss carryforward	1,784,391
Net deferred tax asset	$3,059,650

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $2,125,240, which was $1,521,249 in excess of its required net capital of $603,991, and the ratio of aggregate indebtedness to net capital was 4.3 to 1.

NOTE 7 - CONTINGENCIES

In the normal course of business, the Company has been named a defendant in various civil actions. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

NYLIFE Securities Inc. is a member of the Securities Investor Protection Corporation.